Exhibit 4.10
Supplementary Agreement

Party A: IBM Dalian Global Delivery Co Ltd., and IBM Solution & Services (SZ) Co., Ltd. (“Buyer”)

Party B: Bejing Camelot Technology Co.,Ltd.(“Supplier”)

Whereas:

1.  Buyer and Supplier entered into Master Statement of Work (No.:#4911013924) (“MSOW”) on June 1st, 2011.

2.  In Article 4.6.2 of the MSOW, Only for Technical Service subcontracting demand of AS business line (the scope of which will defined by Buyer solely) Buyer will provide to Supplier 3 days before Buyer provides such demand to its other Technical Service suppliers.(“Priority”).

3.  As it takes time for Buyer to accomplish the process and system setting to implement the Priority mentioned above.

Therefore, the Parties unanimously agree as follows:

1.	The Priority in 4.6.2 of MSOW # 4911013924 mentioned above won't be effective at the same time of Base Agreement # 4911013920 and MSOW # 4911013924 are effective on June 1st. 2011.

2.
Both Parties agree that the accomplishment of Buyer’s internal process and system setting is the pre-condition to support the Priority. It is estimated that the accomplishment of the above process and system setting will be around June 30th, 2011. However, both Parties agree such estimation is not the commitment of Buyer and will not bind on either party. Only upon Buyer’s written notice to Supplier indicating the accomplishment of the above process and system setting that the term of Priority will take into effect.

3.
This Supplementary Agreement will be governed by the laws of the People’s Republic of China. Should any dispute arise between the Parties, the Parties will attempt to resolve the dispute in good faith by negotiations. In case no settlement can be reached, the disputes will be submitted to China International Economic and Trade Arbitration Commission in Beijing for arbitration according to the then effective rules of the said Arbitration Commission. The arbitration shall be conducted in Chinese. The arbitration award will be final and binding on both parties. The arbitration fee will be borne by the losing party. During the course of arbitration, this Agreement shall continue to be performed except for the part which the Parties are disputing and which is undergoing arbitration.

ACCEPTED AND AGREED TO:	ACCEPTED AND AGREED TO:
IBM Dalian Global Delivery Co Ltd.	Bejing Camelot Technology Co.,Ltd.
By:	By:
Buyer Signature	Date	Supplier Signature	Date

Printed Name	Printed Name

Title & Organization	Title & Organization

Buyer Address:	Supplier Address:
No. 269 Wu Yi Road, Dalian, P.R. China. 116023	11th FL Zhejiang Tower 26 North Ring 3 Road 100029

ACCEPTED AND AGREED TO:

IBM Solution & Services (SZ) Co., Ltd.
By:
Buyer Signature	Date

Printed Name

Title & Organization

Buyer Address: 6/F, Liming Building Keji Rd.1.S, South Area, Shenzhen Hi-tech Industrial Park, Nanshan District, Shenzhen P.R.C.518057